ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 1, 2025	James M. Forbes T +1 617 235 4765 james.forbes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: David Manion

Re:	Comments to Registration Statement on Form N-14 of Putnam ETF Trust (the “Registrant”), as filed on June 27, 2025 (SEC Accession No. 0001193125-25-151504) (the “Registration Statement”)

Dear Mr. Manion:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) that you provided by teleconference to Venice Monagan of Franklin Advisers, Inc. (“Franklin Advisers”), investment adviser to the Registrant, and James Forbes and James Schwab of Ropes & Gray LLP, counsel to the Registrant, on July 16, 2025, on the Registration Statement relating to the proposed merger (each, a “Merger” and, collectively, the “Mergers”) of each “Target Fund” listed in the table below with and into the corresponding “Acquiring ETF” listed in the table below.

Target Fund		Acquiring ETF
Putnam California Tax Exempt Income Fund	🡪	Franklin California Municipal Income ETF
Putnam Massachusetts Tax Exempt Income Fund	🡪	Franklin Massachusetts Municipal Income ETF
Putnam Minnesota Tax Exempt Income Fund	🡪	Franklin Minnesota Municipal Income ETF
Putnam New Jersey Tax Exempt Income Fund	🡪	Franklin New Jersey Municipal Income ETF
Putnam New York Tax Exempt Income Fund	🡪	Franklin New York Municipal Income ETF
Putnam Ohio Tax Exempt Income Fund	🡪	Franklin Ohio Municipal Income ETF
Putnam Pennsylvania Tax Exempt Income Fund	🡪	Franklin Pennsylvania Municipal Income ETF
Putnam Short-Term Municipal Income Fund	🡪	Franklin Short-Term Municipal Income ETF
Putnam Tax Exempt Income Fund	🡪	Franklin Municipal Income ETF
Putnam Tax-Free High Yield Fund	🡪	Franklin Municipal High Yield ETF

For convenience, this letter summarizes the Staff’s comments before the Registrant’s responses. These responses will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act to be filed with the Commission on or around August 5, 2025 (the “Pre-Effective Amendment No. 1”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Accounting Comments

1.	Comment: Please confirm that current fees and expenses have been utilized in the preparation of disclosures in the Registration Statement in compliance with Form N-14.

Response: The Registrant so confirms.

2.

Comment: The last sentence of the first paragraph under the heading “What are the costs associated with the Mergers?” in the section “Questions and Answers Regarding the Mergers” states that “With certain limited exceptions, the Investment Manager will bear all direct fees and expenses of the Mergers.” Please confirm that these “limited exceptions” are limited to dispositions of portfolio holdings prior to the Merger, as discussed in the next paragraph in the same section. If so, please reference that discussion in the disclosure. If not, please indicate in the disclosure where further information about these limited exceptions is made available to shareholders.

Response: The Registrant confirms that the “limited exceptions” referenced in the disclosure refer to, and are limited to, dispositions of portfolio holdings prior to the Merger. The Registrant will update the discussion in Pre-Effective Amendment No. 1 to reference the discussion of these dispositions in the next paragraph of the same section, as indicated below (additions denoted with underlined text).

“With certain limited exceptions, as discussed in the paragraph below, the Investment Manager will bear all direct fees and expenses of the Mergers.”

3.

Comment: Based on the Staff’s calculations, the one-year, three-year, five, year, and ten-year expense amounts shown for Putnam Tax Exempt Income Fund in the Example table under the heading “How do the management fees and other expenses of the Funds compare, and what are they estimated to be following the Merger” in the section “Merger 9: Putnam Tax Exempt Income Fund into Franklin Municipal Income ETF” appear to be understated. Please confirm and update as appropriate.

Response: The Registrant has recalculated the above-referenced amounts for each Target Fund and will include updated amounts in Pre-Effective Amendment No. 1. The recalculated amounts for Putnam Tax Exempt Income Fund are provided below.

Share class	1 Year	3 Year	5 Year	10 Year
Putnam Tax Exempt Income Fund - Class A	$494	$694	$910	$1,533
Putnam Tax Exempt Income Fund - Class C	$274	$540	$930	$1,823
Putnam Tax Exempt Income Fund - Class R6	$70	$220	$383	$858
Putnam Tax Exempt Income Fund - Class Y	$73	$228	$397	$887

Sincerely,

/s/ James M. Forbes
James M. Forbes, Esq.

cc: James E. Thomas
Venice Monagan